

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 29, 2011

Jeffrey T. Hanson
Chief Executive Officer and Chairman
Grubb & Ellis Healthcare REIT II, Inc.
1551 N. Tustin Avenue, Suite 300
Santa Ana, California 92705

     Re: Grubb & Ellis Healthcare REIT II, Inc.
              Form 10-K for the fiscal year ended December 31, 2010
              Filed March 10, 2011
              File No. 333-158111

Dear Mr. Hanson:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    Michael McTiernan
                    Assistant Director

cc: Lauren Burnham Prevost
       Health D. Linsky
       Morris, Manning & Martin, LLP
       Via *facsimile*: (404) 365-9532